                                              Filed by The Seagram Company Ltd.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934

                                      Subject Company: The Seagram Company Ltd.
                                                     Commission File No. 1-2275

                                                                            and

                                               Subject Company: Canal Plus S.A.
                                                    Commission File No. 82-2270

                                                               November 3, 2000
                                 *  *  *  *  *

These materials may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The forward-looking statements contained in these materials also address the strategic business combination of Vivendi, Seagram and Canal+. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Seagram and Canal+ businesses will not be integrated successfully; costs related to the business combination; failure of the Vivendi, Seagram or Canal+ shareholders to approve the business combination; the risk that Seagram will be unable to effect the disposition of its Spirits and Wine business or effect such disposition on satisfactory terms and conditions; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; and the inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers. None of Vivendi, Seagram or Canal+ undertakes any obligation to provide updates or to revise any forward-looking statements.

Investors and security holders are urged to read the joint proxy statements/prospectus regarding the strategic business combination transaction, which each of Vivendi Universal and Seagram has filed with the U.S. Securities and Exchange Commission, because it contains important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Vivendi, Seagram and Canal+ with the Commission at the Commission's website at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus.

                                 *  *  *  *  *

THE FOLLOWING IS A TRANSCRIPT PREPARED WITH RESPECT TO A CONFERENCE CALL HELD ON NOVEMBER 1, 2000.

                 SEAGRAM FIRST QUARTER EARNINGS CONFERENCE CALL

                                NOVEMBER 1, 2000
                                  9:30 A.M. EST



Coordinator                Good morning and welcome to the first quarter fiscal
                           year earnings release conference. Today's teleconference is being recorded at the request of Seagram. At this time I'd like to introduce today's host, the Vice President of Investors Relations Mr.
                           Joe Fitzgerald. Sir, you may begin.

J. Fitzgerald              Good morning, good afternoon, everyone. We're going
                           to get started right away in our traditional format.
                           We have Edgar Bronfman, Jr., our Chief Executive
                           Officer; Brian Mulligan, Executive Vice President and
                           Chief Financial Officer with us. Before we begin, I have two announcements today. One is the usual about any use of this call without our permission is prohibited. And secondly is the Safe Harbor language.
                           There may be some forward-looking statements on the call. You should know that any of these forward-looking statements are made based on management's current expectations.

                           With that out of the way, we'll get going.  Edgar?

E. Bronfman                Thank you, Joe.  Good morning and good afternoon,
                           everyone.

                           We are extremely pleased to be able to report Seagram's 32% EBITDA gain in our first fiscal quarter. On a base level it is further evidence of earnings momentum across all of our businesses.

                           To deliver sustained earnings growth, as most of you know, is why we set out to transform Seagram into a leading entertainment company. Any transformation demands that you articulate your growth targets and explain how you'll get there, and I think Seagram has done just that. And our September results are yet another example of our success.

                           On another level, and a very important one, these results illustrate the momentum Seagram's entertainment businesses will bring to Vivendi Universal's transformation into a leading communications and media company.

                           Many of you attended Vivendi Universal's recent investor meetings in Paris and New York where we described the new company in detail and highlighted our near-term outlook. Vivendi, Seagram and Canal + articulated aggressive growth targets, 35% aggregate EBITDA growth per year from 2000 to 2002. We described how we'll achieve those targets across our content, access and aggregation businesses. We all want to start delivering those targets. And it appears, pending shareholder approval, that we'll be able to get started very soon. Vivendi, Seagram and Canal + cleared their joint proxy statement with the SEC on Monday, October 30th. We have now received all the necessary regulatory approvals in France, the US, Europe and Canada, and the shareholder meetings for all three companies are scheduled for December 5th of this year.

                           Now I'd like to give you the highlights of our quarter.

                             In Music, by any measure, the Universal Music Group
                           continues to distinguish itself as the industry leader, making it probably the premier music group ever put together in the history of the music business. In current releases, UMG's market share in the United States rose to 31.5% in the September quarter. For calendar year 2000 to date, our share of current releases has increased two full share points to 28.9%.

                           Our share of overall releases increased to 29% for the quarter and has increased to 27.3% for calendar year 2000 to date. These shares, for both the quarter and the calendar year, are the highest ever recorded in the music business in the United States.

                           Music revenues, adjusting for foreign exchange and for the sale of our concerts business last year, increased 6%. EBITDA after FX adjustments increased 21% to $210 million.

                           UMG remains an industry leader in internet initiatives. I want to single out one important new initiative that we just announced at our investor meeting. UMG has started a subscription service with Sony that holds enormous potential. UMG and Sony's combined market share in the US is approximately 43.5% for calendar year 2000 to date. Over 5,000 registered members of the farm clubs are now participating in a trial of the new service, which currently has 25,000 titles available. It will eventually offer all our company's entire catalog, well into the hundreds of thousands of titles. We have further plans to offer portability to the service so that users can take their music and play it on mobile devices or in their cars, wherever they go.

                           This open trial is free through December and we will begin a commercial launch in January. We believe this new music service will have a key first mover advantage in the legitimate digital music space.

                           I would like to make one comment about the announcement between Napster and Bertelsmann that was made yesterday. We welcome the prospect of a peer to peer business model that respects copyright rather then flagrantly infringing it. Peer to peer technology is clearly a potentially exciting business model and our litigation against Napster is not against the technology but against the misuse of technology. It now appears Napster has accepted the fundamental importance of protecting the creators of content. That recognition should have occurred at the outset and saved a great deal of time, effort and resources that have gone into the litigation. However, it is important that our litigation against Napster continue as there is a vital principle of copyright protection at stake. This litigation is essential in helping to create the environment for a thriving, legitimate, online music business.

                           For Filmed Entertainment, let me say that Universal Pictures keeps getting stronger. It's last four pictures, the most recent being Meet the Parents have premiered as number one at the box office. No studio has accomplished this feat for over a decade.

                           And Home Video as well continues to improve. Erin Brockovich shipped over one million DVD units. We also shipped over one million DVD units of the collector's edition of Jaws. Our international television channels continued to grow and reported lower losses in the quarter. These channels are on track to reach break even in 2003.

                           As we disclosed in August, Universal Pictures took a $390 million non-cash after tax charge in the September quarter to comply with a mandated accounting change for producers and distributors of motion pictures.

                           In Recreation, our theme parks reported mid-single digit attendance increases in the quarter on top of their outstanding debut in Orlando last year. In Orlando, Islands of Adventure continues to grow; the Hard Rock Hotel is on track to open in January, which will add an additional 650 rooms to that facility. And finally, Universal Studio Japan is opening only six months from now.

                           In Spirits & Wine, because we expect to sign a contract to sell our Spirits & Wine business by mid-December, I cannot comment extensively right now. Certainly our Spirits & Wine business's underlying performance in the quarter was excellent. Revenues adjusted for foreign exchange and divested operations increased 5%. Volume, adjusted for divested operations, increased 6%. And overall EBITDA increased 13%. I should say that this represents an outstanding achievement by our Spirits & Wine Groups' management team, who have kept focused on building the great brands that we have while we are going through this very difficult process. And I would like to commend them for their professionalism, for their skill and for their dedication to our company.

                           Now, Brian and I will be happy to take your questions.

Coordinator                Thank you.  Our first question comes from Richard
                           Simon from Goldman Sachs.

R.Simon I had a question on the, you sort of commented on Bertelsmann and Napster, but I sort of liked your view that you're comfortable talking about it regarding the feasibility. It was pretty devoid of a lot of details in the conference yesterday.

                           Then somewhat related to that and also very broad is they're sort of going after peer to peer. Your farm club is subscription driven and blue matter, I guess, is download driven. How do all these sort of play together in marketing one sort of cohesive effort to sell music to the consumer?

E. Bronfman                Let me answer the second question first. I think that
                           as technology moves and as the market moves, I think the market will drive a certain amount of coalescence around a solution and I suspect that any solution ultimately will include the ability to stream audio, download audio and to move audio in a peer to peer like fashion, and the ability to do that will depend on technology and how quickly technology comes to the fore. But I think that you will see the market coalesce the need to do all of those things for consumers.

                           With regard to the first, we don't have a lot of detail on the announcement either. What I would say is we do embrace Napster's taking the right point of view in terms of the sanctity of copyright. We have yet to know whether or not there's a legitimate business model that we can follow as they put their business plan together and until we know that it's difficult to comment further.

Coordinator                The next question comes from Jessica Reif Cohen from
                           Merrill Lynch.

J. Cohen I have two music questions and a film question. Could you just explain what are the dynamics for apples to apples 6% revenue growth on the music side and 21% EBITDA. How do you get there?

                           The second question is, going back to the slides from the analysts' meeting on music, the artists, and this is for fiscal 2000 cash flow, the artist recoupments were greater than the investment. I would love it if you could explain how you can recoup more than you spend.

                           Then my final question is, you have an expensive slate coming up. Obviously well sold but probably a lot of marketing expenses associated with it. Can you just talk us through how that will effect the numbers under the new accounting rules? And if you can, give us a pro forma for last year?

E. Bronfman                Let me try to do my best with number one and three,
                           and then maybe I can ask Brian to talk about the artist recoupments.

                           In terms of the revenue and EBITDA increases, as you've seen ever since we acquired Polygram we've been able to grow EBITDA significantly in excess of the revenue increases as we continue to derive cost savings from the integration. A number of those cost savings, most of them were taken in the initial periods between the close and the sort of end of our first full fiscal year, but there are additional cost savings which we're able to continue to bring into the quarter as we go forward, number one.

                           Number two, we just had an improved mix this quarter as well in terms of joint venture albums versus fully profitable albums, etc. But I would think that I would say that the consistent ability, though it will I think diminish over time, at least the spread will diminish over time, shows the ability to continue to manage to bring cost savings into the bottom line with modest mid-single digit revenue growth.

                           Let me comment about the slate and then I'll throw it to Brian on the artist recoupment. It's difficult to predict, as I said any number of times, our profitability in the motion picture business in any single quarter. What we've said consistently is that we expect that in our fiscal year 2001 to return the business to profitability. I think you've seen the progress quarter-by-quarter for a number of quarters now. Certainly we were profitable in the June quarter and more profitable again in the September quarter.

                           The way the accounting works, we will be expensing all of our marketing costs in the quarter. We were releasing two very big movies in the quarter, How the Grinch Stole Christmas and Family Man. We are very optimistic about those pictures, but we're not going to give quarterly advice here. Obviously we don't know how the pictures will do. We are highly confident, I have to say, about both pictures. And without tempting the box office gods, it may be that we will extend our premier in four number ones to premiering five number ones on November 17th when the Grinch comes out.

                           In addition, we have a number of high profile movies, as you know, coming out next year, including Hannibal which will be released by MGM in the US, the sequel to The Mummy and the sequel to Jurassic Park II which will be Jurassic Park III and all of those will receive significant marketing support.

B.Mulligan                 In terms of recoupments being higher than investment,
                           that's just a timing issue. For example, in the prior year we had several large advances to established groups and those groups are now releasing this year and that's accounting for the higher recoupments.

Coordinator                Our next question comes from Christopher Dixon from
                           Paine Webber.

C. Dixon I have two questions. First, Brian, could you give us a picture of the balance sheet at the end of the quarter and where we stand today? And on the music side, could you perhaps give us a feeling as to what the mix was between catalog and new orders. And more specifically, where you were at territory, US, Europe, rest of world.

B. Mulligan                In terms of the balance sheet net debt's going to be
                           up for the quarter about $700 million and that's just the usual build up, as you know, going into the fourth quarter in Music, Spirits and the Film area.
                           In addition in the Film area, in anticipation of the SAG strike, we anticipate, we want to be prepared if there is a Screen Actors Guild strike, we want to make sure that the cupboard's not bare. We have eight films in production this year versus the prior year where we had three films in production at this time, so there's been a little build up in net debt.

E. Bronfman                In the Music business, I would say that catalog
                           represented a consistent portion of the release schedule. It was not a catalog heavy quarter in the September quarter. I would say on a global basis, we obviously were very, very strong in the US, but we see that continuing. We had a number of major international releases slip from the first quarter to the second quarter. Perhaps the most notable one, U2, which is actually debuting around the world yesterday. It actually debuted yesterday. It was dropped to stores around the world on October 31st.
                           That we expect will be a very, very large album. We had originally planned that in the first quarter internationally, it's now coming in the second quarter.

                           But when I look at the market shares in our key European countries as well, we are doing extraordinarily well in those markets. So I would expect continued strong performance in the US, stronger performance in our European markets in the second quarter than the first quarter, and I obviously cannot predict the effect of the euro in translating those results. Although I hope by the time we do translate those results, they'll be in euros.

Coordinator                The next question is from Irene Natell, RBC Dominion
                           Securities.

I. Natell                  Two questions. First of all, could you just explain
                           why there was a 9.9% decline in revenues in Filmed
                           Entertainment during the quarter?

                           And second of all, just following on the music, of the improvement in EBITDA, it was sort of half and half from cost savings and sort of the strong chart performance, was it 2/3-1/3? Could you sort of quantify that for us?

E. Bronfman                Why don't I do that first and I'll let Brian handle
                           the Filmed Entertainment revenue issue. I don't have the numbers in front of me, Irene, but I would say it probably does break down about half and half to cost savings and EBITDA improvement. And I expect that we'll be able to continue to translate EBITDA improvement greater than revenue improvement, but just not at the rate that we've been able to do it over the past four or five quarters.

B. Mulligan                Irene, as you know, in the film business it's not how
                           many films you release, it's the performance of those films you do release and how they perform is what really drives the EBITDA line. Last year we released
                           26 films, and you'll recall we were assimilating some of the Polygram films at that time and that's why we had such a large number of releases. So for the calendar year through September 30th, we released 26 films. This year we've only released 16 films.
                           Obviously we feel there's a higher quality in the films we released this year and that's being reflected in the EBITDA line. And that's really what accounts for the decrease in revenue for the comparative quarters.

Coordinator                Our next question comes from Jill Krutick from
                           Salomon Smith Barney.

J. Krutick                 Good morning. I was hoping to dissect the Music
                           revenue growth a little bit further in terms of unit volume and pricing what you saw that split in the quarter? And the market share numbers you gave at the beginning if those were worldwide, great, but if they were just domestic, could you provide some worldwide market share and comparisons? Perhaps to some of your key markets?

E. Bronfman                Let me try to answer the second question and maybe
                           I'll give Brian the first question. In terms of the market share, the market shares that I did mention were US based. And as I said, I think we said for the calendar year to date we're at almost 29% of current market share in the US, and of total albums 27.3%, I believe is the number.

                           In worldwide, we are at about 22.1% globally. That reflects much higher share then all of the major markets except for Japan where we have, as you know, a much smaller market share, which hovers around 10%, which skews our global market share down in Japan to being the number two market. We see that as a real opportunity to significantly increase our Japanese market share.

                           As I mentioned, we had some slippage in some of the key markets in releases from Q1 to Q2. But certainly as we go through the first half, I would expect us to increase market share, and in fact, I see it happening as we speak, in certainly the top key markets from the UK, France, Germany, Japan, Brazil and even other markets. So we're seeing very strong results in terms of market share across the board.

B. Mulligan                In terms of the unit volume, obviously we're up in
                           North America, up at a good pace given our market share. We were down a little bit in Europe due to the slippage that Edgar just spoke about it. We were up in the Far East and about flat in Latin America.

Coordinator                Our next question comes from Kathy Styponias from
                           Prudential.

K. Styponias               Some more music related questions. I was wondering if
                           the pro forma EBITDA growth rates that you gave also included, whether or not it was pro forma for your acquisition of Rondor earlier this quarter? And then with respect to your subscription services, AOL/Time
                           Warner have also announced that they're planning on launching a subscription service. I was wondering if you could talk a little bit about whether or not you would potentially make your catalog available to that service and vice versa? Then also with respect to these new subscription services that you've launched, whether or not that changes the $85 million in investment that you anticipated making this year?
                           Thanks.

B. Mulligan                In terms of Rondor, it's not pro forma. There's one
                           month of the Rondor results in our numbers.

E. Bronfman                In terms of subscription services, let me answer that
                           we're still estimating a spend of about $85 million in the initiative, so there's no change in the guidance there.

                           In terms of subscription services, we would welcome a subscription service by AOL and by any other major or minor distributor of digital information. We certainly would contemplate that, assuming it's a business model that we could create that works for us and for them, licensing our music broadly. Our view is that music should be ubiquitous on the Internet. We believe that we've got a lot to offer as a front end and we will be competitive, we hope, in that space. But it's absolutely our intention to license our music broadly to legitimate music services on proper terms and conditions to see that our artists are properly compensated and we would contemplate and we would hope that we would be able to come to some kind of agreement with AOL and other services like AOL. And we would hope in addition that AOL, to the extent that it would end up as the owner of a music catalog in the music business would be willing to license to our service as well.

K. Styponias               Just as a follow up to Brian, was the Rondor
                           acquisition, how significant was that in terms of the EBITDA growth of 20% that was driven in the Music division?

B. Mulligan                It was not very material to the quarter.

Coordinator                Our next question comes from Laura Martin from CS
                           First Boston.

L. Martin                  First one on Film, the whisper number out here for
                           the strike is a six month long strike. I think maybe as a capital allocator I'm excited about this, because that's a business that destroys value. That's the glass half full. If you think about the cost and your completion guarantees terms, tell me what you think happens to the accounting statements if we have a long SAG strike over the next 12 months?

                           Then, the second thing is, synergies was a big theme of Messier's when we were all in New York and Paris. The question I have for you, if you think about his 600 million euros number of synergies over the next several years, how much do you think you get out of the current Seagram operation?

B. Mulligan                In terms of if there's a six month strike, it will
                           actually be good for our operating results, because now I think virtually 90% of every film that gets released in the quarter is going to take a loss because of the new accounting rules. So in terms of modeling, I think our results will improve. Obviously long-term it's not a good thing not to have movies.
                           But in terms of the short-term outlook, it will improve performance.

E. Bronfman                Let me add, though, I don't think we want to in any
                           way leave the impression that we believe that there will be a strike or six month strike or have any forward looking view on that. There's a lot of time left and we'll just have to see how all of that plays out. I just don't want to leave the impression that we agree or disagree with that perspective.

                           In terms of the synergy number, I'm not quite sure what you mean by the Seagram operations, but if you're talking about the Seagram Entertainment operations, or Seagram business as a whole, remember that that 600 million number thereabouts was made up of 400 million euros of costs and 200 million euros of revenue. Within the costs area, obviously there will be reduction costs at Seagram headquarters, there will be reduction in costs in the combination of Canal+, Studio Canal, Universal

                           Studios and Universal Pictures and that will account for some portion of the 400 million euros.

                           Then in terms of the revenue synergies, obviously I think the largest number of synergies will occur probably on the Music side with the access businesses of Canal and Cegetel. So I think the Seagram and Universal businesses, both from a cost contribution to those synergies and a revenue contribution to those synergies, will be quite important.

Coordinator                Our next question comes from Tim Casey from Nesbitt
                           Burns.

T. Casey Edgar, could you give us a date, as close as you could estimate, when you expect to close the transactions following the meetings on the 5th?

                           Second, any comments you could have regarding the noise in the press right now regarding Captain Morgan and Allied Domecq saber rattling.

                           And third, I was wondering, to the extent you're comfortable, if you could flush out any more of the pricing dynamics or any of the early returns you're seeing from your subscription service? You had tossed a number out, somewhere in the neighborhood of $15 a month at the analysts meeting and I think a number closer to $5 was mentioned by BMG. Just any comments regarding that would be helpful.

E. Bronfman                Let me try to tackle all of those. In terms of
                           closing dates, we hope and expect that our shareholders will be as excited about this business combination as we are and vote to approve the combinations on December 5th. If that occurs, all that is required is for the Ontario court to ratify that decision, which we expect would come within several days of the 5th. So we would hope, all things being equal, that by the end of that week we will have officially closed the transactions.

                           In terms of Captain Morgan, I'm not going to characterize, as you did, Allied Domecq's process, behavior or otherwise, but I think that saber rattling is as polite a term as I've heard around these halls, at least. But let me just say that we are very confident in our position. We will be selling our business as a business. It will include Captain Morgan. We could not be more confident of that fact and we stand by our position and we do so with significant confidence.

                           In terms of the pricing dynamics in terms of the subscription service, I can give you no early color in terms of the farm club trials. As I mentioned in my opening comments, that trial is free and it's really a technology trial to make sure that we can get the service up to be as robust as a consumer experience as possible for a commercial launch in January.

                           With regard to where these services are going to price, one of the comments I think I made to an earlier question about the business model, the business model is unknown today, whether it's a Bertelsmann Napster business model or a Sony Universal business model or potentially an AOL business model. I don't think I should comment on what that would be except to say that we want to find a business model that will reward consumers and artists alike and we think that a $15 number is certainly much closer to the mark than a $4.95 number. And I would suspect that you should regard it as somewhere between unlikely and very unlikely that we would be licensing our music to a service that would remunerate us on the level of $4.95 per subscriber per month.

Coordinator                Our next question comes from Keith Howlett from
                           Research Capital.

K. Howat One question on the Film business. I wondered if you could identify what the impact of the new accounting standard was in the quarter being independent of the one-time charge you took?

                           And the second question is, I wondered if you could speak a little bit about attendance and per capital expenditures in the theme parks?

B. Mulligan                In terms of the impact on the quarter, it was about a
                           wash in terms of on a run rate. As you know, we took a $390 million after tax charge. But the early expensing of advertising for films that are going to be released in the second quarter, our second fiscal quarter, offset any pick up that we had as a result of adopting a new accounting standard.

E. Bronfman                In terms of attendance and per caps, as I mentioned
                           in the opening comments, attendance is up mid single digits at the theme parks. That I think is very strong performance because we had a great opening last year in Orlando when we opened Islands of Adventure.

                           The expansion of City Walk in Hollywood has been a very real success as that continues to go from strength to strength. We've seen real increases there. Very, very strong progress in Florida. And what I would also say is that on a per cap basis we're also seeing really a nice, modest improvement on a per cap basis, but that really is actually stronger performance then it might appear because we're also at the same time seeing people beginning to stay longer periods of time, particularly in Orlando. And as you get people spending two days as opposed to one day, per cap's obviously go down. So as we've seen both longer stays, which is what we've been driving towards in Orlando, and per caps up modestly, that combination we think is a very positive one.

J. Fitzgerald              We'll take two more questions.

Coordinator                The next question is from Scott Davis, First Union
                           Securities.

S. Davis                   All my questions have been answered.  Thank you.

E. Bronfman                Still as skeptical as before Scott?

S. Davis                   No comment.

E. Bronfman                Alright.

Coordinator                There are no further questions at this time. I would
                           like to turn the conference back over to you, Mr.
                           Fitzgerald.

J. Fitzgerald              Thank you one and all. We'll be speaking to you soon.
                           Bye.